

December 16, 2009

Via US Mail and Facsimile to (804) 445-1047

Ronald L. Blevins
Chief Financial Officer
Eastern Virginia Bankshares, Inc.
330 Hospital Road
Tappahannock, Virginia 22560

> **Re:** **Eastern Virginia Bankshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2009**
> **File No. 0-23565**

Dear Mr. Blevins:

We have reviewed your response letter dated August 27, 2009, and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2008

Note 19 – SFAS No. 157, Fair Value Measurements, page 85

1. In your response to comment seven of our letter dated August 6, 2009, we note you state that for real estate that is in process of construction the original appraiser performs the final inspection to certify the original value. For nonperforming construction loans please tell us if you consider the value of the partially completed project for your loan loss analysis. If so, please tell us in detail how you determine the value of the partially completed project and if this valuation has resulted in charge-offs. Lastly, please confirm that you will include

in future filings applicable disclosure about your appraisal policy similar to that provided in your response.

Form 10-Q for the quarter ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

2.   We note your reference to "noninterest income without unusual items" on page 24 and "core noninterest earnings" on page 27 of the Form 10-Q. These measures appear to be non-GAAP measures as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP financial measures in the future, please address the following:

   a. To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements;
   b. To the extent that you plan to disclose these measures in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.; and
   c. To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in your Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

   Please refer to Question 8 of the Staff's Frequently Asked Questions (FAQ) regarding the Use of Non-GAAP Financial Measures available at www.sec.gov.

Form 10-Q for the quarter ended September 30, 2009

Note 2. Securities, page 6

3.   Please revise your future filings to provide the contractual maturities of your available-for-sale debt securities as required by ASC 320-10-50 or SFAS 115.

4.   We refer to your investment securities tables on page 6. ASC 320-10-50-1B or paragraph 39 of FSP 115-2 and 124-2 provides that the disclosures required by the FSP be provided by major security type. Although paragraph 39 provides a list of security types to be presented by financial institutions, it states that additional security types may be necessary and that a company should consider certain characteristics (e.g. business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. Accordingly, please revise your future filings to disclose your major security types in greater detail as follows:

   o   Separately disclose residential mortgage-backed securities, commercial mortgage-backed securities and collateralized mortgage securities as these major security types are specifically required for financial institutions based on the guidance in ASC 320-10-50-1B or paragraph 39 of FSP 115-2 and 124-2;
   o   Consider further segregating your mortgage-backed securities by vintage, credit quality (e.g., prime, subprime) or other loan characteristics (e.g., Alt-A, interest-only, agency vs. non-agency) based on the nature and risks of the securities; and
   o   Consider further segregating your trust preferred securities not only by type (e.g., single issuer vs. pooled) as you currently present, but by the class/tranche held (e.g., senior, mezzanine), too.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure, and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

        Please direct any questions to Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3423.

Sincerely,

Amit Pande
Accounting Branch Chief